

October 31, 2014

Via E-mail
Mitchell A. Sabshon
Director and Chief Executive Officer
Inland Residential Properties Trust, Inc.
2901 Butterfield road
Oak Brook, IL 60523

> **Re:** **Inland Residential Properties Trust, Inc.**
> **Registration Statement on Form S-11**
> **Filed October 3, 2014**
> **File No. 333-199129**

Dear Mr. Sabshon:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prior Performance of IREIC Affiliates, page 90

1.   We note your response to comment 8 of our letter dated August 18, 2014. Please revise, as appropriate, to limit your disclosure to the time periods for which the respective entities were managed by affiliated companies of your sponsor or advise. Please make similar revisions to the prior performance tables as appropriate.

Appendix A Prior Performance Tables

Table III Operating Results of Prior Programs, page A-3

2.   We note your response to comment 10 of our letter dated August 18, 2014. However, we were unable to locate your revisions in response to this comment. Please revise the table to provide separate disclosure regarding distributions paid from each of the following categories: (i) cash flow from operations, (ii) sale of properties, (iii) financing and (iv)

offering proceeds. To the extent that fees were waived or reduced to fund distributions, please revise to clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Howard Efron at (202) 551-3439 or Robert Telewicz at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3401 with any other questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc: Michael J. Choate, Esq. (*via e-mail*)